Exhibit 99.1

EXECUTION COPY

2,500,000 Ordinary Shares1

Cimatron Ltd.

UNDERWRITING AGREEMENT

March 21, 2013

Roth Capital Partners, LLC
888 San Clemente Drive
Newport Beach, CA 92660

Ladies and Gentlemen:

The shareholders of Cimatron Ltd., a corporation organized under the laws of the State of Israel (the “Company”), named in Schedule II hereto (the “Selling Shareholders”), propose to sell an aggregate of 2,500,000 (the “Firm Shares”) of the Company’s ordinary shares, nominal value NIS 0.10 each (the “Ordinary Shares”), in each case to the underwriter named in Schedule I hereto (the “Underwriter”). The Selling Shareholders have also agreed to grant to the Underwriter an option (the “Option”) to purchase up to an additional 375,000 Ordinary Shares, on the terms and for the purposes set forth in Section 1(b) (the “Option Shares”). The Firm Shares and the Option Shares are referred to collectively herein as the “Shares.”

The Company and, where applicable, each of the Selling Shareholders confirm as follows their respective agreements with the Underwriter.

1.             Agreement to Sell and Purchase.

(a)           On the basis of the representations, warranties and agreements of the Company and the Selling Shareholders herein contained and subject to all the terms and conditions of this Agreement, (i) each Selling Shareholder, severally and not jointly, agrees to sell to the Underwriter the respective number of Firm Shares set forth opposite that Selling Shareholder’s name on Schedule II hereto and (ii) the Underwriter agrees to purchase from the Selling Shareholders the number of Firm Shares set forth opposite such Underwriter’s name in Schedule I hereto, at the purchase price of $5.00 for each Share.

(b)           Subject to all the terms and conditions of this Agreement, the Selling Shareholders grant the Option to the Underwriter to purchase up to the maximum number of Option Shares set forth in Schedule II hereto at the same price per share as the Underwriter shall pay for the Firm Shares. The Option may be exercised only to cover over-allotments in the sale of the Firm Shares by the Underwriter and may be exercised in whole or in part at any time on or before the 30th day after the date of this Agreement upon written or telegraphic notice (an “Option Shares Notice”) by the Underwriter to the Company and such Selling Shareholders no later than 12:00 noon, New York City time, at least one and no more than five business days before the date specified for closing in the Option Shares Notice (an “Option Closing Date”), setting forth the aggregate number of Option Shares to be purchased and the time and date for such purchase.  On an Option Closing Date, each of such Selling Shareholders will sell to the Underwriter the number of Option Shares determined by multiplying the number of Option Shares set forth in the applicable Option Shares Notice by a fraction, the numerator of which is the maximum number of Option Shares set forth opposite the name of such Selling Shareholder in Schedule II hereto and the denominator of which is the maximum number of Option Shares that all of the Selling Shareholders are obligated to sell hereunder, as adjusted by the Underwriter in such manner as it deems advisable to avoid fractional shares.

1 Plus an option to purchase up to an additional 375,000 shares to cover over-allotments.

2.             Delivery and Payment.  Delivery of the Firm Shares shall be made to or as instructed by the Underwriter for the account of the Underwriter in a form reasonably acceptable to the Underwriter against payment by the Underwriter of the purchase price by wire transfer payable in same-day funds to the Selling Shareholders at the office of Roth Capital Partners, LLC, 888 San Clemente Drive, Newport Beach, CA 92660, at 10:00 a.m., New York City time, on the third (or, if the purchase price set forth in Section 1(a) hereof is determined after 4:30 p.m., New York City time, the fourth) business day after the date of this Agreement, or at such time on such other date, not later than seven business days after the date of this Agreement, as may be agreed upon by the Company and the Underwriter (such date is hereinafter referred to as the “Closing Date”).

To the extent the Option is exercised, delivery of the Option Shares against payment by the Underwriter (in the manner specified above) will take place at the offices specified above for the Closing Date at the time and date (which may be the Closing Date) specified in the applicable Option Shares Notice.

The Shares shall be in definitive form and shall be registered in such names and in such denominations as the Underwriter shall request at least two business days prior to the Closing Date or the applicable Option Closing Date, as the case may be, by written notice to the Company, and shall be delivered by or on behalf of the Company as instructed by the Underwriter through the facilities of The Depository Trust Company (“DTC”). The Company agrees to make evidence of the issuance of the Shares available for inspection at least 24 hours prior to the Closing Date or the applicable Option Closing Date, as the case may be. If the Underwriter so elects, delivery of the Shares may be made by credit through full fast transfer to the accounts at DTC designated by the Underwriter.

The cost of original issue tax stamps and other transfer taxes, if any, in connection with the issuance and delivery of the Firm Shares and Option Shares by the Company to the Underwriter shall be borne by the Company. The Company will pay and save the Underwriter and any subsequent holder of the Shares harmless from any and all liabilities with respect to or resulting from any failure or delay in paying federal and state stamp and other transfer taxes, if any, which may be payable or determined to be payable in connection with the original issuance or sale to such Underwriter of the Shares.

3.             Representations and Warranties of the Company. The Company represents, warrants and covenants to the Underwriter that:

(a)           The Company meets the requirements for the use of Form F-3, a registration statement (Registration No. 333-161781) on Form F-3 relating to the Shares, including a base prospectus relating to the Shares (the “Base Prospectus”) and such amendments thereto as may have been required to the date of this Agreement, has been prepared by the Company under the provisions of the Securities Act of 1933, as amended (the “Act”), and the rules and regulations (collectively referred to as the “Rules and Regulations”) of the Securities and Exchange Commission (the “Commission”) thereunder, has been filed with the Commission, and has been declared effective by the Commission, and the offering of the Shares complies with Rule 415 under the Act. A final prospectus supplement to the Base Prospectus relating to the Shares and the offering thereof will be filed promptly by the Company with the Commission in accordance with Rule 424(b) of the Rules and Regulations (such final prospectus supplement, as so filed, the “Prospectus Supplement”).  Such registration statement at any given time, including the amendments thereto to such time, the exhibits and any schedules thereto at such time, the documents otherwise deemed to be a part thereof or included therein by the Rules and Regulations (including Rule 430B thereof), and any registration statement relating to the offering contemplated by this Agreement and filed pursuant to Rule 462(b) of the Rules and Regulations (“Rule 462(b)”), is herein called the “Registration Statement.” The term “preliminary prospectus” means any preliminary prospectus (including any preliminary prospectus supplement) relating to the Shares and the offering thereof as first filed with the Commission pursuant to Rule 424(b) of the Rules and Regulations (“Rule 424(b)”). The term “Prospectus” means the Base Prospectus together with the Prospectus Supplement, except that if such Base Prospectus is amended or supplemented on or prior to the date on which the Prospectus Supplement was first filed pursuant to Rule 424(b), the term “Prospectus” shall mean the Base Prospectus as so amended or supplemented and as supplemented by the Prospectus Supplement. Any reference herein to the Registration Statement, the Base Prospectus, a preliminary prospectus, the Prospectus Supplement, or the Prospectus shall be deemed to refer to and include the documents incorporated by reference therein, and any reference herein to the terms “amend,” “amendment” or “supplement” with respect to the Registration Statement, the Base Prospectus, a preliminary prospectus, the Prospectus Supplement, or the Prospectus shall be deemed to refer to and include the filing of any document under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after the time the Registration Statement initially became effective (the “Effective Date”), the date of the Base Prospectus, any preliminary prospectus, the Prospectus Supplement, or the Prospectus, as the case may be, and deemed to be incorporated therein by reference (but, for the sake of clarity, excluding the furnishing of Reports of Foreign Private Issuer on Form 6-K pursuant to the Exchange Act after the Effective Date, unless any such Report is explicitly incorporated by reference in the Registration Statement) . The term “Issuer Free Writing Prospectus” means any “issuer free writing prospectus,” as defined in Rule 433 of the Rules and Regulations (“Rule 433”), relating to the Shares in the form filed or required to be filed with the Commission or, if not required to be filed, in the form retained in the Company’s records pursuant to Rule 433(g).

(b)           No order preventing or suspending the use of the Base Prospectus, any preliminary prospectus, the Prospectus Supplement, the Prospectus or any Issuer Free Writing Prospectus has been issued by the Commission, and no stop order suspending the effectiveness of the Registration Statement (including any related registration statement filed pursuant to Rule 462(b)) or any post-effective amendment thereto has been issued, and, to the Company’s knowledge, no proceeding for that purpose has been initiated or threatened by the Commission. On the Effective Date, on the date the Base Prospectus, any preliminary prospectus, the Prospectus Supplement, or the Prospectus is first filed with the Commission pursuant to Rule 424(b) (if required), at all times during the period through and including the Closing Date and, if later, the applicable Option Closing Date and when any post-effective amendment to the Registration Statement becomes effective or any amendment or supplement to the Prospectus is filed with the Commission, the Registration Statement and the Prospectus (as amended or as supplemented if the Company shall have filed with the Commission any amendment or supplement thereto), including the financial statements included or incorporated by reference in the Prospectus, did and will comply, in all material respects, with all applicable provisions of the Act, the Exchange Act, the rules and regulations of the Commission under the Exchange Act (the “Exchange Act Rules and Regulations”), and the Rules and Regulations and will contain all statements required to be stated therein in accordance with the Act, the Exchange Act, the Exchange Act Rules and Regulations, and the Rules and Regulations. As of the applicable effective date as to each part of the Registration Statement, no part of the Registration Statement, the Prospectus or any such amendment or supplement thereto did or will contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading. At the Effective Date, the date the Base Prospectus or any amendment or supplement to the Base Prospectus, including any preliminary prospectus or the Prospectus Supplement, is filed with the Commission, the date of first use of any preliminary prospectus or the Prospectus Supplement, and at the Closing Date and, if later, the applicable Option Closing Date, the Prospectus did not and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

As of the Applicable Time, neither (x) the Issuer General Use Free Writing Prospectus(es) (as defined below) issued at or prior to the Applicable Time (as defined below), the Pricing Prospectus (as defined below) and the documents and other information listed on Schedule III hereto, all considered together (collectively, the “General Disclosure Package”), nor (y) any individual Issuer Limited Use Free Writing Prospectus, when considered together with the General Disclosure Package, included any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

As used in this subsection and elsewhere in this Agreement:

“Applicable Time” means 8:00 a.m. (New York City time) on March 21, 2013 or such other time as agreed by the Company and the Underwriter.

“Issuer General Use Free Writing Prospectus” means any Issuer Free Writing Prospectus that is intended for general distribution to prospective investors, as evidenced by its being specified in Schedule III hereto.

“Issuer Limited Use Free Writing Prospectus” means any Issuer Free Writing Prospectus that is not an Issuer General Use Free Writing Prospectus. The term Issuer Limited Use Free Writing Prospectus also includes any “bona fide electronic road show,” as defined in Rule 433, that is made available without restriction pursuant to Rule 433(d)(8)(ii), even though not required to be filed with the Commission.

“Pricing Prospectus” means the Base Prospectus, as amended or supplemented immediately prior to the Applicable Time, including any document incorporated by reference therein and any prospectus supplement deemed to be a part thereof. For purposes of this definition, information contained in a form of prospectus that is deemed retroactively to be a part of the Registration Statement pursuant to Rule 430B shall be considered to be included in the Pricing Prospectus only if the actual time that form of prospectus is filed with the Commission pursuant to Rule 424(b) is prior to the Applicable Time.

Each Issuer Free Writing Prospectus, as of its issue date and at all subsequent times through the completion of the public offer and sale of the Shares or until any earlier date that the issuer notified or notifies the Underwriter as described in the next sentence, did not, does not and will not include any information that conflicted, conflicts or will conflict with the information contained in the Registration Statement or the Prospectus, including any document incorporated by reference therein that has not been superseded or modified. If there occurs an event or development as a result of which the General Disclosure Package would include an untrue statement of a material fact or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances then prevailing, not misleading, the Company will promptly notify the Underwriter so that any use of the General Disclosure Package may cease until it is amended or supplemented to correct such untrue statement or omission.

The foregoing representations and warranties in this Section 3(b) do not apply to any statements or omissions made in reliance on and in conformity with information relating to the Underwriter or any Selling Shareholder furnished in writing to the Company by the Underwriter or any Selling Shareholder, as applicable, specifically for inclusion in the Registration Statement, the Prospectus Supplement, the Pricing Prospectus, the Prospectus or any Issuer Free Writing Prospectus or any amendment or supplement thereto. The Company acknowledges that the statements set forth in the fifth, eighth and ninth paragraphs under the heading “Underwriting” in the Pricing Prospectus and the Prospectus constitute the only information relating to the Underwriter furnished in writing to the Company by the Underwriter specifically for inclusion in the Registration Statement, the Prospectus Supplement, the Pricing Prospectus, the Prospectus and any Issuer Free Writing Prospectus.

(c)           (i) At the earliest time after the filing of the Registration Statement that the Company or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) of the Rules and Regulations) of the Shares and (ii) as of the date hereof, the Company was not and is not an ineligible issuer (as defined in Rule 405 of the Rules and Regulations (“Rule 405”)), without taking account of any determination by the Commission pursuant to Rule 405 that it is not necessary that the Company be considered an ineligible issuer.

(d)           The documents that are incorporated by reference in the Base Prospectus, any preliminary prospectus, the Pricing Prospectus and the Prospectus or from which information is so incorporated by reference, when they became or become effective or were or are filed with the Commission, as the case may be, complied or will comply in all material respects with the requirements of the Act or the Exchange Act, as applicable, and the Rules and Regulations or the Exchange Act Rules and Regulations, as applicable; and any documents so filed and incorporated by reference subsequent to the Effective Date shall, when they are filed with the Commission, comply in all material respects with the requirements of the Act or the Exchange Act, as applicable, and the Rules and Regulations or the Exchange Act Rules and Regulations, as applicable. No such documents were filed with the Commission since the Commission’s close of business on the business day immediately prior to the date of this Agreement and prior to the execution of this Agreement, except as set forth on Schedule III hereto.

(e)           The Company does not own, directly or indirectly, any shares of stock or any other equity or long-term debt securities of any corporation or have any equity interest in any corporation, firm, partnership, joint venture, association or other entity, other than the subsidiaries listed in Exhibit 8.1 to, or otherwise disclosed in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011 (the “Subsidiaries”) (or any other entities (if any) not listed therein which, considered in the aggregate, do not constitute a “significant subsidiary,” as defined in Rule 1-02(w) of Regulation S-X). The Company and each of its Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation. The Company and each of its Subsidiaries has full power and authority to conduct all the activities conducted by it, to own or lease all the assets owned or leased by it and to conduct its business as described in the Registration Statement, the Pricing Prospectus and the Prospectus. The Company and each of its Subsidiaries is duly licensed or qualified to do business and in good standing as a foreign corporation in all jurisdictions in which the nature of the activities conducted by it or the character of the assets owned or leased by it makes such license or qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not materially and adversely affect the Company and its Subsidiaries, taken as a whole, or its their respective businesses, properties, business prospects, conditions (financial or other) or results of operations, taken as a whole (such effect is referred to herein as a “Material Adverse Effect”). All of the outstanding shares of capital stock of each Subsidiary have been duly authorized and validly issued and are fully paid and nonassessable, and owned by the Company free and clear of all claims, liens, charges and encumbrances; there are no securities outstanding that are convertible into or exercisable or exchangeable for capital stock of any Subsidiary. The Company and its Subsidiaries are not engaged in any discussions or a party to any agreement or understanding, written or oral, regarding the acquisition of an interest in any corporation, firm, partnership, joint venture, association or other entity where such discussions, agreements or understandings would require amendment to the Registration Statement pursuant to applicable securities laws. Complete and correct copies of the articles of association, certificate of incorporation, by-laws and other governing documents of the Company and each of its Subsidiaries and all amendments thereto have been made available to the Underwriter, and no changes therein will be made subsequent to the date hereof and prior to the Closing Date or, if later, the applicable Option Closing Date.

(f)           The Company has authorized, issued and outstanding capital stock as set forth under the caption “Capitalization” in the Base Prospectus, and as set forth in the Company’s consolidated balance sheets incorporated by reference into the Pricing Prospectus and the Prospectus, as of the respective dates set forth therein. All of the outstanding shares of capital stock of the Company (including the Firm Shares and the Option Shares to be sold by the Selling Shareholders under this Agreement) have been duly authorized, validly issued and are fully paid and nonassessable and were issued in compliance with all applicable state and federal securities laws; to the Company’s knowledge, no preemptive or similar rights exist with respect to any of the Shares or the sale thereof. The description of the capital stock of the Company incorporated by reference in the Registration Statement, the Pricing Prospectus and the Prospectus is complete and accurate in all respects. Except as set forth in the Pricing Prospectus and the Prospectus, the Company does not have outstanding and, at the Closing Date and, if later, the applicable Option Closing Date, will not have outstanding, any options to purchase, or any rights or warrants to subscribe for, or any securities or obligations convertible into, or any contracts or commitments to issue or sell, any shares of capital stock, or any such warrants, convertible securities or obligations. No further approval or authority of shareholders or the Board of Directors of the Company will be required for the transfer and sale of the Firm Shares and the Option Shares as contemplated herein. The certificates evidencing the Shares are in due and proper legal form and have been duly authorized for issuance by the Company.

(g)           The financial statements and schedules included or incorporated by reference in the Registration Statement, the Pricing Prospectus or the Prospectus present fairly in all material respects the financial condition of the Company and its consolidated Subsidiaries as of the respective dates thereof and the results of operations and cash flows of the Company and its consolidated Subsidiaries for the respective periods covered thereby, all in conformity with generally accepted accounting principles applied on a consistent basis throughout the entire period involved, except as otherwise disclosed in the Pricing Prospectus or the Prospectus and except in the case of unaudited financial statements, which are subject to normal year-end adjustments and do not contain footnotes as permitted by the applicable rules of the Commission. No other financial statements or schedules of the Company are required by the Act, the Exchange Act, the Exchange Act Rules and Regulations or the Rules and Regulations to be included in the Registration Statement, the Pricing Prospectus or the Prospectus.   Each of (i) Brightman Almagor Zohar & Co., Certified Public Accountants, a member of Deloitte Touche Tohmatsu (the “Accountants”), and (ii) Lucas, Horsfall, Murphy & Pindroh, LLP, who have each reported on such financial statements and schedules, are independent accountants with respect to the Company and its Subsidiaries as required by the Act and the Rules and Regulations and Rule 3600T of the Public Company Accounting Oversight Board (“PCAOB”). The summary and selected consolidated financial and statistical data included in the Registration Statement, the Pricing Prospectus and the Prospectus present fairly in all material respects the information shown therein and have been compiled on a basis consistent with the audited financial statements presented and incorporated by reference in the Registration Statement, the Pricing Prospectus and the Prospectus.

(h)           Subsequent to the respective dates as of which information is given in the Registration Statement, the Pricing Prospectus and the Prospectus and prior to or on the Closing Date and, if later, the applicable Option Closing Date, except as set forth in or contemplated by the Registration Statement, the Pricing Prospectus and the Prospectus, (i) there has not been and will not have been any change in the capitalization of the Company (other than in connection with the exercise of options to purchase the Ordinary Shares granted pursuant to the Company’s stock option plans from the shares reserved therefor as described in the Registration Statement, the Pricing Prospectus and the Prospectus and the grant of employee stock options consistent with the past practice of the Company), or any Material Adverse Effect arising for any reason whatsoever, (ii) neither the Company nor any of its Subsidiaries has incurred nor will any of them incur, except in the ordinary course of business, any material liabilities or obligations, direct or contingent, nor has the Company or any of its Subsidiaries entered into nor will it enter into, except in the ordinary course of business, any material transactions other than pursuant to this Agreement and the transactions referred to herein and (iii) the Company has not and will not have paid or declared any dividends or other distributions of any kind on any class of its capital stock.

(i)           The Company is not, will not become as a result of the transactions contemplated hereby, and will not conduct its business in a manner that would cause it to become, an “investment company” or an “affiliated person” of, or “promoter” or “principal underwriter” for, an “investment company,” as such terms are defined in the Investment Company Act of 1940, as amended.

(j)            Except as set forth in the Registration Statement, the Pricing Prospectus and the Prospectus, there are no actions, suits or proceedings pending or, to the knowledge of the Company, threatened against or affecting the Company, any of its Subsidiaries or any of their officers in their capacity as such, nor, to the knowledge of the Company, any basis therefor, before or by any federal or state court, commission, regulatory body, administrative agency or other governmental body, domestic or foreign, wherein an unfavorable ruling, decision or finding might have a Material Adverse Effect.

(k)           The Company and each Subsidiary has, and at the Closing Date and, if later, the applicable Option Closing Date, will have, performed all the obligations required to be performed by it, and is not, and at the Closing Date and, if later, the applicable Option Closing Date, will not be, in default, under any contract or other instrument to which it is a party or by which its property is bound or affected, which failure or default might reasonably be expected to have a Material Adverse Effect. To the knowledge of the Company, no other party under any contract or other instrument to which it or any of its Subsidiaries is a party is in default in any respect thereunder, which default might reasonably be expected to have a Material Adverse Effect. Neither the Company nor any of its Subsidiaries is, and at the Closing Date and, if later, the applicable Option Closing Date, will be, in violation of any provision of its articles of association, certificate or articles of organization, by-laws or other organizational documents.

(l)            No consent, approval, authorization or order of, or any filing or declaration with, any court or governmental agency or body is required for the consummation by the Company of the transactions on its part contemplated herein, except such as have been obtained under the Act or the Rules and Regulations and such as may be required under state securities or Blue Sky laws or the by-laws and rules of the Financial Industry Regulatory Authority, Inc. (“FINRA”) in connection with the purchase and distribution by the Underwriter of the Shares.

(m)          The Company has full corporate power and authority to enter into this Agreement. This Agreement has been duly authorized, executed and delivered by the Company. The performance of this Agreement and the consummation of the transactions contemplated hereby will not result in the creation or imposition of any lien, charge or encumbrance upon any of the assets of the Company or any of its Subsidiaries pursuant to the terms or provisions of, or result in a breach or violation of any of the terms or provisions of, or conflict with or constitute a default under, or give any party a right to terminate any of its obligations under, or result in the acceleration of any obligation under, (i) the articles of association, certificate or articles of incorporation, by-laws or other organizational documents of the Company or any of its Subsidiaries, (ii) any indenture, mortgage, deed of trust, voting trust agreement, loan agreement, bond, debenture, note agreement or other evidence of indebtedness, lease, contract or other agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company, any of its Subsidiaries or any of its or their properties is bound or affected, or (iii) any judgment, ruling, decree, order, statute, rule or regulation of any court or other governmental agency or body applicable to the business or properties of the Company or any of its Subsidiaries except as to (ii) and (iii) above for such breaches, violations or defaults which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

(n)           The Company and its Subsidiaries have good and marketable title to all properties and assets described in the Pricing Prospectus and the Prospectus as owned by them, free and clear of all liens, charges, encumbrances or restrictions, except such as are described in the Pricing Prospectus and the Prospectus or are not material to the business of the Company or its Subsidiaries. The Company and its Subsidiaries have valid, subsisting and enforceable leases for the properties described in the Pricing Prospectus and the Prospectus as leased by them. The Company and its Subsidiaries own or lease all such properties as are necessary to their operations as now conducted, except where the failure to so own or lease would not have a Material Adverse Effect.

(o)           There is no document, contract, permit or instrument, affiliate transaction or off-balance sheet transaction (including, without limitation, any “variable interests” in “variable interest entities,” as such terms are defined in Financial Accounting Standards Board Interpretation No. 46, as codified in Accounting Standards Codification Topic 810) of a character required to be described in the Registration Statement, the Pricing Prospectus or the Prospectus or to be filed as an exhibit to the Registration Statement that is not described or filed as required. All such contracts to which the Company or any of its Subsidiaries is a party have been duly authorized, executed and delivered by the Company or such Subsidiary, constitute valid and binding agreements of the Company or such Subsidiary and are enforceable against and by the Company or such Subsidiary in accordance with the terms thereof.

(p)           The Company has not distributed and will not distribute prior to the later of (i) the Closing Date and, if later, the applicable Option Closing Date and (ii) completion of the distribution of the Shares, any offering material in connection with the offering and sale of the Shares other than any preliminary prospectuses, the Prospectus, the Registration Statement, any Issuer Free Writing Prospectus listed in Schedule III hereto, and other materials, if any, permitted by the Act and the Rules and Regulations. Neither the Company nor, to the Company’s knowledge, any of its directors, officers or controlling persons has taken, directly or indirectly, any action designed, or that might reasonably be expected, to cause or result, under the Act or otherwise, in, or that has constituted, stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Shares.

(q)           No holder of securities of the Company has rights to the registration of any securities of the Company because of the filing of the Registration Statement, which rights have not been waived by the holder thereof as of the date hereof.

(r)            The Ordinary Shares are registered under Section 12(b) of the Exchange Act. The Shares to be sold by the Selling Shareholders hereunder are listed on the NASDAQ Capital Market (“NASDAQ-CM”).

(s)           Except as disclosed in or specifically contemplated by the Pricing Prospectus and the Prospectus (i) each of the Company and each of its Subsidiaries owns or has adequate rights to use all trademarks, trade names, domain names, patents, patent rights, copyrights, technology, know-how (including trade secrets and other unpatented or unpatentable proprietary or confidential information, systems or procedures), service marks, trade dress rights, and other intellectual property material to the business of the Company and its Subsidiaries, taken as a whole (collectively, “Intellectual Property”) and has such other licenses, approvals and governmental authorizations, in each case, sufficient to conduct its business as now conducted and as now proposed to be conducted, and, to the Company’s and its Subsidiaries’ knowledge, none of the foregoing Intellectual Property rights owned or licensed by the Company or any of its Subsidiaries is invalid or unenforceable, (ii) the Company has no knowledge of any infringement by it or any of its Subsidiaries of Intellectual Property rights of others, where such infringement could have a Material Adverse Effect, (iii) the Company is not aware of any infringement, misappropriation or violation by others of, or conflict by others with rights of the Company or any of its Subsidiaries with respect to, any Intellectual Property where such infringement, misappropriation or violation would have a Material Adverse Effect, (iv) there is no claim being made against the Company or any of its Subsidiaries or, to the knowledge of the Company and its Subsidiaries, any employee of the Company or any of its Subsidiaries in his/her capacity as such, regarding Intellectual Property or other infringement that could have a Material Adverse Effect, and (v) the Company and its Subsidiaries have not received any notice of infringement with respect to any patent or any notice challenging the validity, scope or enforceability of any Intellectual Property owned by or licensed to the Company or any of its Subsidiaries, in each case the loss of which patent or Intellectual Property (or loss of rights thereto) would have a Material Adverse Effect.

(t)           The Company and each of its Subsidiaries has filed all federal, state, local and foreign income tax returns that have been required to be filed and has paid all taxes and assessments received by it to the extent that such taxes or assessments have become due. Neither the Company nor any of its Subsidiaries has any tax deficiency that has been or, to the knowledge of the Company, might be asserted or threatened against it that could have a Material Adverse Effect.

(u)           The Company or its Subsidiaries owns or possesses all authorizations, approvals, orders, licenses, registrations, other certificates and permits of and from all governmental regulatory officials and bodies, necessary to conduct their respective businesses as contemplated in the Pricing Prospectus and the Prospectus, except where the failure to own or possess all such authorizations, approvals, orders, licenses, registrations, other certificates and permits would not have a Material Adverse Effect. There is no proceeding pending or, to the Company’s knowledge, threatened (or any basis therefor known to the Company) that may cause any such authorization, approval, order, license, registration, certificate or permit to be revoked, withdrawn, cancelled, suspended or not renewed; and the Company and each of its Subsidiaries is conducting its business in compliance with all laws, rules and regulations applicable thereto (including, without limitation, all applicable federal, state and local environmental laws and regulations) except where such noncompliance would not have a Material Adverse Effect.

(v)           The Company and each of its Subsidiaries maintains insurance of the types and in the amounts the Company reasonably deems adequate for its business, including, but not limited to, insurance covering real and personal property owned or leased by the Company and its Subsidiaries against theft, damage, destruction, acts of vandalism and all other risks customarily insured against, all of which insurance is in full force and effect.

(w)           Neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee, affiliate or other person acting on behalf of the Company or any of its Subsidiaries is aware of or has taken any action, directly or indirectly, that has resulted or would result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended (“FCPA”) or Section 291A of the Israel Penal Law (“Israeli FCPA”), including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA or the Israeli FCPA, and the Company and its Subsidiaries, and, to the knowledge of the Company, its other affiliates have conducted their businesses in compliance with the FCPA and the Israeli FCPA, and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

(x)            The books, records and accounts of the Company and its Subsidiaries accurately and fairly reflect, in reasonable detail, the transactions in, and dispositions of, the assets of, and the results of operations of, the Company and its Subsidiaries, except as would not have a Material Adverse Effect. The Company and each of its Subsidiaries maintains a system of internal accounting controls that have been designed to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorization, (ii) transactions are recorded as necessary to permit preparation of the Company’s consolidated financial statements in accordance with generally accepted accounting principles and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company’s internal control over financial reporting is effective and the Company is not aware of any material weaknesses in its internal control over financial reporting. Since the date of the latest audited financial statements incorporated by reference in the Pricing Prospectus and the Prospectus, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

(y)           The Company maintains disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act); such disclosure controls and procedures have been designed to ensure that material information relating to the Company and its Subsidiaries is made known to the Company’s principal executive officer and principal financial officer by others within those entities; and such disclosure controls and procedures were determined to be effective as of December 31, 2012.

(z)            There are no affiliations or associations between any member of FINRA and any of the Company’s officers, directors, or, to the Company’s knowledge, 5% or greater securityholders, except as set forth in the Registration Statement, the Pricing Prospectus and the Prospectus.

(aa)          Neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee or affiliate of the Company or any of its Subsidiaries is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”).

(bb)         The operations of the Company and its Subsidiaries are and have been conducted at all times in compliance in all material respects with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering laws of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines administered or enforced by any applicable governmental agency (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its Subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(cc)          Except as would not, individually or in the aggregate, have a Material Adverse Effect, (i) each of the Company and each of its Subsidiaries is in compliance with all applicable rules, laws and regulation relating to pollution, the protection of health or the environment, and the use, transportation, treatment, storage and disposal of, or exposure to, hazardous or toxic substances or wastes, (“Environmental Law”), (ii) none of the Company nor any of its Subsidiaries has received any written notice from any governmental authority or third party, or otherwise has knowledge, of an asserted claim under Environmental Laws, and (iii) to the knowledge of the Company, no facts currently exist that are reasonably likely to subject the Company or any of its Subsidiaries to liability under Environmental Laws, including any liability for remediation of any releases or threatened releases of hazardous or toxic substances.

(dd)         Nothing has come to the attention of the Company that has caused the Company to believe that the statistical, industry-related and market-related data, if any, included or incorporated by reference in the Registration Statement, the Pricing Prospectus and the Prospectus are not based on or derived from sources that are reliable and accurate in all material respects.

(ee)          The Company and each of its Subsidiaries is in compliance in all material respects with all presently applicable provisions of the Employee Retirement Income Security Act of 1974, as amended, including the regulations and published interpretations thereunder (“ERISA”); no “reportable event” (as defined in ERISA) has occurred with respect to any “pension plan” (as defined in ERISA) for which the Company and each of its Subsidiaries would have any liability; the Company and each of its Subsidiaries has not incurred and does not expect to incur liability under (i) Title IV of ERISA with respect to termination of, or withdrawal from, any “pension plan” or (ii) Sections 412 or 4971 of the Internal Revenue Code of 1986, as amended, including the regulations and published interpretations thereunder (the “Code”); and each “pension plan” for which the Company or any Subsidiary would have any liability that is intended to be qualified under Section 401(a) of the Code is so qualified in all material respects and nothing has occurred, whether by action or by failure to act, which would cause the loss of such qualification.

(ff)           The information in the General Disclosure Package and the Prospectus under the captions “Description of Our Ordinary Shares” and “Enforceability of Civil Liabilities” and the information in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011 under the caption “Additional Information – Taxation”, in each case to the extent that it constitutes matters of law, summaries of legal matters, summaries of provisions of the articles of association or any other instruments or agreements, summaries of legal proceedings, or legal conclusions, is correct in all material respects.

(gg)         All dividends and other distributions properly declared and payable on the Shares may under the current laws and regulations of Israel be paid in Israeli currency that may be freely converted into U.S. dollars and that may be freely transferred from or out of Israel without the necessity of obtaining any consents, approvals, authorizations, orders or clearances from or registering with any governmental agency or body or court of Israel.

(hh)         Under the laws of Israel, the submission by the Company to the jurisdiction of any U.S. federal or state court sitting in the State of New York and the designation of the law of the State of New York as the governing law of this Agreement will be binding upon the Company and, if properly brought to the attention of the court or administrative body in accordance with the laws of Israel, would be enforceable in any judicial or administrative proceeding in Israel (subject to any applicable exceptions to the recognition or enforcement of foreign judgments in Israel), provided that such designation in clause is subject to: (a) as a general rule, the courts of the State of Israel will enforce a provision of a contract which states that the contract is to be governed by foreign law, provided that a reasonable nexus exists between such foreign law and the transactions contemplated by such contract; (b) notwithstanding a contractual choice of law, however, an Israeli court may refuse to apply the law of a foreign jurisdiction if such application would generate a result deemed by such court to be incompatible with the public policy of the State of Israel; (c) in addition, certain laws of the State of Israel may be deemed to apply to transactions conducted within or related to the State of Israel, even if such laws contradict the law governing the contracts related to such transactions; and (d) the means of application of foreign law by an Israeli court is to require the adjudicating parties to deliver opinions from legal experts as to the proper application of such foreign law.

(ii)           The Company has duly designated Cimatron Technologies Inc. as its authorized agent to receive service of process as set forth in Section 13.

(jj)           The Company does not expect to be a Passive Foreign Investment Company (“PFIC”) within the meaning of Section 1297(a) of the Code, and the regulations and published interpretations thereunder for the year ending December 31, 2013.

(kk)         Neither the Company nor any of its Subsidiaries is involved in any labor dispute nor, to the knowledge of the Company, is any such dispute threatened, which dispute would have a Material Adverse Effect. The Company is not aware of any threatened or pending litigation between the Company or its Subsidiaries and any of its executive officers which, if adversely determined, could have a Material Adverse Effect. The Company has fulfilled all its obligations under the law to its employees, including with respect to payment of overtime work, under the Hours of Work and Rest Law, except where failure to fulfill such obligations would not have a Material Adverse Effect. Other than pursuant to orders extending certain provisions of collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordinating Bureau of Economic Organization (the federation of employers’ organizations) or otherwise as required by applicable law, the Company is not bound by or subject to (and none of its assets or properties are bound by or subject to) any written, oral, express or implied contract, commitment or arrangement with any labor union, and no labor union has requested or, to the best of the Company’s knowledge, has sought to represent any of the employees of the Company.

4.             Representations, Warranties and Covenants of the Selling Shareholders. Each Selling Shareholder, severally and not jointly, represents, warrants and covenants to the Underwriter that:

(a)           All consents, approvals, authorizations and orders required to be made by such Selling Shareholder and necessary for the execution and delivery by such Selling Shareholder of this Agreement and the Custody Agreement (the “Shareholders’ Agreement”) hereinafter referred to, and for the sale and delivery of the Shares to be sold by such Selling Shareholder hereunder, have been obtained; and such Selling Shareholder has full right, power and authority to enter into this Agreement and the Shareholders’ Agreement, to make the representations, warranties and agreements hereunder and thereunder, and to sell, assign, transfer and deliver the Shares to be sold by such Selling Shareholder hereunder.

(b)           Certificates in negotiable form or book-entry credits representing all of the Shares to be sold by such Selling Shareholder have been placed in custody under the Shareholders’ Agreement, in the form heretofore furnished to you, duly executed and delivered by such Selling Shareholder to American Stock Transfer & Trust Company, LLC, as transfer agent to the Company (the “Transfer Agent”).

(c)           Such Selling Shareholder specifically agrees that the Shares represented by the certificates or book-entry credits held by the Transfer Agent for such Selling Shareholder under the Shareholders’ Agreement are for the benefit of and coupled with and subject to the interests of the Underwriter, each other Selling Shareholder and the Company, that the arrangements made by such Selling Shareholder for such custody are to that extent irrevocable, and that the obligations of such Selling Shareholder hereunder shall not be terminated by operation of law, whether by the death, disability, incapacity, liquidation or dissolution of any Selling Shareholder or by the occurrence of any other event. If any individual Selling Shareholder or any executor or trustee for a Selling Shareholder should die or become incapacitated, or if any Selling Shareholder that is an estate or trust should be terminated, or if any Selling Shareholder that is a partnership or corporation should be dissolved, or if any other such event should occur, before the delivery of the Shares hereunder, certificates representing the Shares shall be delivered by or on behalf of the Selling Shareholders in accordance with the terms and conditions of this Agreement and of the Shareholders’ Agreement.

(d)           This Agreement and the Shareholders’ Agreement have each been duly authorized, executed and delivered by such Selling Shareholder and each such document constitutes a valid and binding obligation of such Selling Shareholder, enforceable in accordance with its terms (except with respect to any indemnification provisions therein which may be held to be unenforceable for reasons of public policy or otherwise).

(e)           No consent, approval, authorization or order of, or any filing or declaration with, any court or governmental agency or body is required by such Selling Shareholder in connection with the sale of the Shares by such Selling Shareholder or the consummation by such Selling Shareholder of the transactions on its part contemplated by this Agreement and the Shareholders’ Agreement, except for those required under the Act or the Rules and Regulations and such as may be required under state securities or Blue Sky laws or the by-laws and rules of FINRA in connection with the purchase and distribution by the Underwriter of the Shares to be sold by such Selling Shareholder.

(f)           The sale of the Shares by such Selling Shareholder hereunder and the performance by such Selling Shareholder of its obligations under this Agreement and the Shareholders’ Agreement and the consummation of the transactions contemplated hereby and thereby will not (i) result in the creation or imposition of any lien, charge or encumbrance upon any of the assets of such Selling Shareholder pursuant to the terms or provisions of, or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or give any party a right to terminate any of its obligations under, or result in the acceleration of any obligation under, any indenture, mortgage, deed of trust, voting trust agreement, loan agreement, bond, debenture, note agreement or other evidence of indebtedness, lease, contract or other agreement or instrument to which such Selling Shareholder is a party or by which such Selling Shareholder or any of its properties is bound or affected, (ii) violate or conflict with any judgment, ruling, decree, order, statute, rule or regulation of any court or other governmental agency or body applicable to such Selling Shareholder or (iii) if such Selling Shareholder is a corporation, partnership or other entity, violate or conflict with the organizational documents of such Selling Shareholder (except in the case of clauses (i) and (ii) where such conflict, breach, violation, lien, charge, encumbrance or default, as applicable, would not materially adversely affect the ability of the Selling Shareholder to consummate the transactions contemplated by the Agreement and the Shareholders’ Agreement).

(g)           Such Selling Shareholder has, and at the Closing Date and, if later, the applicable Option Closing Date, will have, good and marketable title to the Shares to be sold by such Selling Shareholder hereunder, free and clear of all liens, encumbrances, equities or claims whatsoever, other than liens, encumbrances, equities or claims imposed or created by the Shareholders’ Agreement; and, upon delivery of such Shares and payment therefor pursuant hereto, good and marketable title to such Shares, free and clear of all liens, encumbrances, equities or claims whatsoever, will be delivered to the Underwriter.

(h)           On the Closing Date or, if later, the applicable Option Closing Date, all stock transfer or other taxes (other than income taxes) that are required to be paid in connection with the sale and transfer of the Shares to be sold by such Selling Shareholder to the Underwriter hereunder, if any, will have been fully paid or provided for by such Selling Shareholder and all laws imposing such taxes will have been fully complied with.

(i)            Other than as permitted by the Act and the Rules and Regulations, such Selling Shareholder has not distributed and will not distribute any preliminary prospectus, the Prospectus or any other offering material in connection with the offering and sale of the Shares. Such Selling Shareholder has not taken and will not take on or prior to the date 90 days after the date hereof, directly or indirectly, any action designed, or that might reasonably be expected, to cause or result in, or that will constitute, stabilization of the price of Ordinary Shares to facilitate the sale or resale of any of the Shares.

(j)            All information with respect to such Selling Shareholder contained in the Registration Statement, any preliminary prospectus, the Pricing Prospectus, the Prospectus or any amendment or supplement thereto does not and will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which these were made, not misleading; provided, however, that the representations and warranties made in this Section 4(j) by each Selling Shareholder are limited to statements or omissions made in reliance upon and in conformity with information relating to such Selling Shareholder furnished to the Company or the Underwriter in writing by or on behalf of such Selling Shareholder expressly for use in the Registration Statement, any preliminary prospectus, the Pricing Prospectus, the Prospectus Supplement, the Prospectus, any Issuer Free Writing Prospectus or any amendment or supplement thereto (such information, the “Selling Shareholder Information”).

(k)           In order to document the Underwriter’s compliance with the reporting and withholding provisions of the Tax Equity and Fiscal Responsibility Act of 1982 with respect to the transactions herein contemplated, such Selling Shareholder agrees to deliver to you prior to or at the Closing Date a properly completed and executed United States Treasury Department Form W-9 (or other applicable form or statement specified by Treasury Department regulations in lieu thereof, such as a Form W-8).

(l)            Such Selling Shareholder, directly or indirectly, has not entered into any commitment, transaction, or other arrangement, including any prepaid forward contract, 10b5-1 plan or similar agreement, that transfers or may transfer any of the legal or beneficial ownership or any of the economic consequences of ownership of the Shares, except as has been previously disclosed to the Underwriter.

(m)          Such Selling Shareholder has no knowledge that any of the representations, warranties or covenants of the Company set forth in Section 3 above are untrue or inaccurate in any material respect.

(n)           Such Selling Shareholder has duly designated Cimatron Technologies Inc. as its authorized agent to receive service of process as set forth in Section 13.

(o)           To such Selling Shareholder’s knowledge, there are no affiliations or associations between any member of FINRA and such Selling Shareholder or any affiliate of such Selling Shareholder, except as set forth in the Registration Statement, the General Disclosure Package and the Prospectus.

5.             Agreements of the Company and the Selling Shareholders. Each of the Company or the Selling Shareholders, as applicable, covenants and agrees with the Underwriter as follows:

(a)           The Company will not, either prior to the Applicable Time or thereafter during such period as the Prospectus is required by law to be delivered in connection with sales of the Shares by the Underwriter or a dealer, file any amendment or supplement to the Registration Statement, the Base Prospectus or the Prospectus, unless a copy thereof shall first have been submitted to the Underwriter within a reasonable period of time prior to the filing thereof and the Underwriter shall not have objected thereto in good faith.

(b)           The Company will notify the Underwriter promptly, (i) when any amendment to the Registration Statement has been filed or becomes effective or any amendment or supplement to the Prospectus has been filed, (ii) of any request by the Commission for amendments or supplements to the Registration Statement or the Prospectus or for additional information, (iii) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or preventing or suspending the use of the Base Prospectus, any preliminary prospectus, the Prospectus Supplement, the Prospectus or any Issuer Free Writing Prospectus or the initiation of any proceedings for that purpose or the threat thereof, (iv) of the happening of any event during the period mentioned in the third sentence of Section 5(e) that in the judgment of the Company makes any statement made in the Registration Statement or the Prospectus untrue or that requires the making of any changes in the Registration Statement or the Prospectus in order to make the statements therein, in the light of the circumstances in which they are made, not misleading, and (v) of receipt by the Company or any representative or attorney of the Company of any other communication from the Commission relating to the Company, the Registration Statement, any preliminary prospectus, the Base Prospectus, the Prospectus Supplement or the Prospectus. If at any time the Commission shall issue any order suspending the effectiveness of the Registration Statement or preventing or suspending the use of the Base Prospectus, any preliminary prospectus, the Prospectus Supplement, the Prospectus or any Issuer Free Writing Prospectus, the Company will make every reasonable effort to obtain the withdrawal of such order at the earliest possible moment. If the Company has omitted any information from the Registration Statement pursuant to Rule 430B of the Rules and Regulations, the Company will comply with the provisions of and make all requisite filings with the Commission pursuant to said Rule 430B and notify the Underwriter promptly of all such filings. If the Company elects to rely upon Rule 462(b) under the Act, the Company shall file a registration statement under Rule 462(b) with the Commission in compliance with Rule 462(b) by 10:00 p.m., Washington, D.C. time, on the date of this Agreement, and the Company shall at the time of filing either pay to the Commission the filing fee for such Rule 462(b) registration statement or give irrevocable instructions for the payment of such fee pursuant to the Rules and Regulations.

(c)           The Company will furnish to the Underwriter, without charge, one electronically-signed copy of each of the Registration Statement and of any pre- or post-effective amendment thereto, including financial statements and schedules, and all exhibits thereto.

(d)           The Company will comply with all the provisions of any undertakings contained in the Registration Statement.

(e)           So long as delivery of a prospectus by the Underwriter or dealer may be required by the Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172 of the Rules and Regulations), the Company will deliver to the Underwriter, without charge, as many written and electronic copies of each preliminary prospectus, the Base Prospectus, the Prospectus Supplement, the Prospectus, each Issuer Free Writing Prospectus or any amendment or supplement thereto as the Underwriter may reasonably request. The Company and the Selling Shareholders consent to the use of each preliminary prospectus, the Base Prospectus, the Prospectus Supplement, the Prospectus, each Issuer Free Writing Prospectus and any amendment or supplement thereto by the Underwriter and by all dealers to whom the Shares may be sold, both in connection with the offering or sale of the Shares and for any period of time thereafter during which the Prospectus is required by law to be delivered in connection therewith. If during such period of time any event shall occur that in the judgment of the Company or counsel to the Underwriter should be set forth in the Prospectus in order to make any statement therein, in the light of the circumstances under which it was made, not misleading, or if it is necessary to supplement or amend the Prospectus to comply with law, the Company will forthwith prepare and duly file with the Commission an appropriate supplement or amendment thereto, and will deliver to the Underwriter, without charge, such number of copies of such supplement or amendment to the Prospectus as the Underwriter may reasonably request. The Company will not file any document under the Exchange Act or the Exchange Act Rules and Regulations before the termination of the offering of the Shares by the Underwriter, if such document would be deemed to be incorporated by reference into the Prospectus, unless prior notice thereof is provided to the Underwriter.  If at any time following issuance of an Issuer Free Writing Prospectus there occurred or occurs an event or development as a result of which such Issuer Free Writing Prospectus conflicted or would conflict with the information contained in the Registration Statement, the Pricing Prospectus or the Prospectus or included or would include an untrue statement of a material fact or omitted or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances prevailing at that subsequent time, not misleading, the Company will promptly notify the Underwriter and, if requested by the Underwriter, will promptly amend or supplement, at its own expense, such Issuer Free Writing Prospectus to eliminate or correct such conflict, untrue statement or omission.

(f)            Prior to any public offering of the Shares, the Company will cooperate with the Underwriter and counsel to the Underwriter in connection with the registration or qualification of the Shares for offer and sale under the state or foreign securities or Blue Sky laws of such jurisdictions as the Underwriter may request; provided, that in no event shall the Company be obligated to qualify to do business in any jurisdiction where it is not now so qualified or to take any action that would subject it to general service of process in any jurisdiction where it is not now so subject.

(g)           The Company will, so long as required under the Rules and Regulations, furnish or make available using the EDGAR filing system of the Commission, to its shareholders as soon as practicable after the end of each fiscal year an annual report (including a balance sheet and statements of income, shareholders’ equity and cash flow of the Company and its consolidated Subsidiaries, if any, certified by independent public accountants) and, as soon as practicable after the end of each of the first three quarters of each fiscal year (beginning with the fiscal quarter ending after the effective date of the Registration Statement), consolidated summary financial information of the Company and its Subsidiaries, if any, for such quarter in reasonable detail.

(h)           The Company will make generally available to holders of its securities as soon as may be practicable, but in no event later than the Availability Date (as defined below), an earnings statement (which need not be audited but shall be in reasonable detail) covering a period of 12 months commencing after the Effective Date that will satisfy the provisions of Section 11(a) of the Act (including Rule 158 of the Rules and Regulations). For the purpose of the preceding sentence, “Availability Date” means the 45th day after the end of the fourth fiscal quarter following the fiscal quarter that includes such Effective Date, except that if such fourth fiscal quarter is the last quarter of the Company’s fiscal year, “Availability Date” means the 90th day after the end of such fourth fiscal quarter.

(i)            Whether or not the transactions contemplated by this Agreement are consummated or this Agreement is terminated, the Company will pay or reimburse if paid by the Underwriter, all costs and expenses incident to the performance of the obligations of the Company under this Agreement and in connection with the transactions contemplated hereby, including but not limited to costs and expenses of or relating to (i) the preparation, printing and filing of the Registration Statement and exhibits to it, each preliminary prospectus, the Base Prospectus, the Prospectus Supplement, the Pricing Prospectus, the Prospectus, any Issuer Free Writing Prospectus, and any amendment or supplement to any of the foregoing, (ii) the preparation and delivery of certificates representing the Shares, (iii) the printing of this Agreement, if applicable, (iv) furnishing (including costs of shipping and mailing) such copies of the Registration Statement, any preliminary prospectus, the Base Prospectus, the Prospectus Supplement, the Prospectus, and any Issuer Free Writing Prospectus, and all amendments and supplements thereto, as may be requested for use in connection with the offering and sale of the Shares by the Underwriter or by dealers to whom Shares may be sold, (v) any filings required to be made in connection with clearance of the offering of the Shares with FINRA (including the fees, disbursements and other charges of counsel for the Underwriter in connection therewith), (vi) the registration or qualification of the Shares for offer and sale under the state or foreign securities or Blue Sky laws of such jurisdictions designated pursuant to Section 5(f) and the preparation, printing and distribution of any Blue Sky memoranda or foreign jurisdiction offering wraps or memoranda (including the fees, disbursements and other charges of counsel to the Underwriter in connection therewith), (vii) fees, disbursements and other charges of counsel to the Company and of the Accountants, (viii) the transfer agent for the Shares, and (ix) “road show” presentations to prospective purchasers of the Shares (including any travel expenses of the Company’s officers, directors and employees in connection with attending or hosting meetings, but not including travel expenses for employees of the Underwriter).  The Underwriter may deem the Company to be the primary obligor with respect to all costs, fees and expenses to be paid by the Company and by the Selling Shareholders.  The Selling Shareholders will pay (directly or by reimbursement) all fees and expenses incident to the performance of their obligations under this Agreement that are not otherwise specifically provided for herein, including but not limited to any fees and expenses of counsel for such Selling Shareholders, and all expenses and taxes incident to the sale and delivery of the Shares to be sold by such Selling Shareholders to the Underwriter hereunder.

(j)            The Company and the Selling Shareholders will not at any time, directly or indirectly, take any action designed or that might reasonably be expected to cause or result in, or that will constitute, stabilization of the price of the Ordinary Shares to facilitate the sale or resale of any of the Shares.

(k)           During the period beginning from the date hereof and continuing to and including the date that is 90 days after the date of the Prospectus, without the prior written consent of the Underwriter, the Company will not (1) offer, sell, contract to sell, pledge, grant options, warrants or rights to purchase, or otherwise dispose of any equity securities of the Company or any other securities convertible into or exchangeable for its Ordinary Shares or other equity security (other than pursuant to employee stock option plans disclosed in the Prospectus or pursuant to the conversion of convertible securities or the exercise of warrants in each case outstanding on the date of this Agreement) or (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of Ordinary Shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Ordinary Shares or other securities, in cash or otherwise; provided, however, that if (a) during the last 17 days of such 90-day period the Company issues an earnings release or material news or a material event relating to the Company occurs or (b) prior to the expiration of such 90-day period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of such 90-day period, the restrictions imposed by this Section 5(k) shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, unless the Underwriter waives, in writing, such extension. Notwithstanding the foregoing, if the Company has “actively traded securities” within the meaning of Rule 101(c)(1) of Regulation M of the Exchange Act, and otherwise satisfies the requirements set forth in Rule 139 of the Securities Act of 1933 that would permit The Underwriter or any other Underwriter to publish issuer-specific research reports pursuant to Rule 139, such 90-day period shall not be extended upon the occurrence of (a) or (b) above.

(l)            During the period of 90 days after the date of the Prospectus, the Company will not file with the Commission or cause to become effective any registration statement relating to any securities of the Company without the prior written consent of the Underwriter.

(m)          The Selling Shareholders will, and the Company will cause each of its executive officers, directors and certain shareholders designated by the Underwriter and identified on Schedule IV hereto, to enter into lock-up agreements with the Underwriter to the effect that they will not, without the prior written consent of the Underwriter, sell, contract to sell or otherwise dispose of any Ordinary Shares or rights to acquire such shares according to the terms set forth in Exhibit A hereto.

(n)           The Company shall monitor its PFIC status and take all reasonable steps to notify U.S. shareholders as promptly as practicable in the event that the Company believes it will become a PFIC in any taxable year; and if the Company becomes a PFIC, to provide or make available to its U.S. shareholders, upon request, with the annual information statement and any other information necessary for U.S. shareholders to make a “qualified electing fund” election under Section 1295 of the Code, and the regulations thereunder.

6.             Further Agreements.

(a)           The Company represents and agrees that, without the prior written consent of the Underwriter, and the Underwriter represents and agrees that, without the prior written consent of the Company, it has not made and will not make any offer relating to the Shares that would constitute a “free writing prospectus” as defined in Rule 405 of the Rules and Regulations. Any such Free Writing Prospectus the use of which has been consented to by the Company and the Underwriter is listed on Schedule III and herein called a “Permitted Free Writing Prospectus.”

(b)           The Company agrees that it has treated and will treat, as the case may be, each Permitted Free Writing Prospectus as an Issuer Free Writing Prospectus and that it has complied and will comply, as the case may be, with the requirements of Rules 164 and 433 of the Rules and Regulations applicable to any Permitted Free Writing Prospectus, including timely Commission filing where required, record keeping and legending.

7.             Conditions of the Obligations of the Underwriter. The obligations of the Underwriter hereunder are subject to the following conditions:

(a)          All filings required by Rule 424 of the Rules and Regulations shall have been made. If the Company has elected to rely upon Rule 462(b), the registration statement filed under Rule 462(b) shall have become effective by 10:00 p.m., Washington, D.C. time, on the date of this Agreement.

(b)          (i) No stop order suspending the effectiveness of the Registration Statement or preventing or suspending the use of the Base Prospectus, any preliminary prospectus, the Prospectus Supplement, the Prospectus or any Issuer Free Writing Prospectus shall have been issued and no proceedings for that purpose shall be pending or threatened by the Commission, (ii) no order suspending the effectiveness of the Registration Statement or the qualification or registration of the Shares under the securities or Blue Sky laws of any jurisdiction shall be in effect and no proceeding for such purpose shall be pending before or threatened or contemplated by the Commission or the authorities of any such jurisdiction, (iii) any request for additional information on the part of the staff of the Commission or any such authorities shall have been complied with to the satisfaction of the staff of the Commission or such authorities, (iv) after the date hereof no amendment or supplement to the Registration Statement, the Prospectus or the Pricing Prospectus shall have been filed unless a copy thereof was first submitted to the Underwriter and the Underwriter does not object thereto in good faith, and (v) the Underwriter shall have received certificates, dated the Closing Date and, if later, the applicable Option Closing Date, signed by the Chief Executive Officer and the Chief Financial Officer of the Company on behalf of and in the name of the Company (who may, as to proceedings threatened, rely upon the best of their information and belief), to the effect of clauses (i), (ii) and (iii) of this paragraph.

(c)           Since the respective dates as of which information is given in the Registration Statement and the Pricing Prospectus, (i) there shall not have been a Material Adverse Effect, whether or not arising from transactions in the ordinary course of business, in each case other than as described in or contemplated by the Registration Statement and the Pricing Prospectus, and (ii) neither the Company nor any of its Subsidiaries shall have sustained any material loss or interference with its business or properties from fire, explosion, flood or other casualty, whether or not covered by insurance, or from any labor dispute or any court or legislative or other governmental action, order or decree, which is not described in the Registration Statement and the Pricing Prospectus, if in the judgment of the Underwriter any such development makes it impracticable or inadvisable to consummate the sale and delivery of the Shares by the Underwriter at the initial public offering price.

(d)           Since the respective dates as of which information is given in the Registration Statement and the Pricing Prospectus, there shall have been no litigation or other proceeding instituted against the Company, any of its Subsidiaries, or any of their officers or directors in their capacities as such, before or by any federal, state or local court, commission, regulatory body, administrative agency or other governmental body, domestic or foreign, in which litigation or proceeding an unfavorable ruling, decision or finding would, in the judgment of the Underwriter, have a Material Adverse Effect or if, in the judgment of the Underwriter, any such development makes it impracticable or inadvisable to consummate the sale and delivery of the Shares by the Underwriter at the initial public offering price.

(e)           Each of the representations and warranties of the Company and the Selling Shareholders contained herein shall be true and correct in all respects (in the case of any representation and warranty containing a materiality or Material Adverse Effect qualification) or in all material respects (in the case of any other representation and warranty) at the Closing Date and, with respect to the Option Shares, at the applicable Option Closing Date, and all covenants and agreements contained herein to be performed on the part of the Company or the Selling Shareholders and all conditions contained herein to be fulfilled or complied with by the Company or the Selling Shareholders at or prior to the Closing Date and, with respect to the Option Shares, at the applicable Option Closing Date, shall have been duly performed, fulfilled or complied with.

(f)            The Underwriter shall have received an opinion and negative assurance statement, dated the Closing Date and, with respect to the Option Shares, the applicable Option Closing Date, satisfactory in form and substance to the Underwriter and counsel for the Underwriter, from each of (i) Meitar Liquornik Geva Leshem Tal, Israeli counsel to the Company and (ii) Greenberg Traurig, LLP, special U.S. counsel to the Company.

(g)           The Underwriter shall have received an opinion, dated the Closing Date and, with respect to the Option Shares, the applicable Option Closing Date, satisfactory in form and substance to the Underwriter and counsel for the Underwriter from each of (i) Meitar Liquornik Geva Leshem Tal, Israeli counsel to the Selling Shareholders and (ii) Greenberg Traurig, LLP, special U.S. counsel to the Selling Shareholders.

(h)           The Underwriter shall have received a negative assurance statement, dated the Closing Date and, with respect to the Option Shares, the applicable Option Closing Date, from Goodwin Procter LLP, counsel to the Underwriter, satisfactory in form and substance to the Underwriter.

(i)            Concurrently with the execution and delivery of this Agreement, the Accountants shall have furnished to the Underwriter a letter, dated the date of its delivery, addressed to the Underwriter and in form and substance satisfactory to the Underwriter, confirming that they are independent accountants with respect to the Company and its Subsidiaries as required by the Act and the Exchange Act and the Rules and Regulations and with respect to certain financial and other statistical and numerical information contained or incorporated by reference in the Registration Statement, the Prospectus and the General Disclosure Package. At the Closing Date and, as to the Option Shares, the applicable Option Closing Date, the Accountants shall have furnished to the Underwriter a letter, dated the date of its delivery, which shall confirm, on the basis of a review in accordance with the procedures set forth in the letter from the Accountants, that nothing has come to their attention during the period from the date of the letter referred to in the prior sentence to a date (specified in the letter) not more than three days prior to the Closing Date or the applicable Option Closing Date, as the case may be, which would require any change in their letter dated the date hereof if it were required to be dated and delivered at the Closing Date or the applicable Option Closing Date, as the case may be.

(j)           At the Closing Date and, as to the Option Shares, the applicable Option Closing Date, there shall be furnished to the Underwriter a certificate, dated the date of its delivery, signed by each of the Chief Executive Officer and the Chief Financial Officer of the Company, in their respective capacities as officers of the Company and not in their individual capacities, in form and substance satisfactory to the Underwriter, to the effect that:

(i)            Each signer of such certificate has carefully examined the Registration Statement, the Prospectus and the General Disclosure Package (including any documents filed under the Exchange Act and deemed to be incorporated by reference into the Pricing Prospectus and the Prospectus) and (A) as of the date of such certificate, such documents are true and correct in all material respects and do not omit to state a material fact required to be stated therein or necessary in order to make the statements therein not untrue or misleading and (B) in the case of the certificate delivered at the Closing Date and the applicable Option Closing Date, since the Effective Date no event has occurred as a result of which it is necessary to amend or supplement the Prospectus in order to make the statements therein not untrue or misleading.

(ii)           Each of the representations and warranties of the Company contained in this Agreement were, when originally made, and are, at the time such certificate is delivered, true and correct in all respects (in the case of any representation and warranty containing a materiality or Material Adverse Effect qualification) or in all material respects (in the case of any other representation and warranty).

(iii)          Each of the covenants required to be performed by the Company herein on or prior to the date of such certificate has been duly, timely and fully performed and each condition herein required to be satisfied or fulfilled on or prior to the date of such certificate has been duly, timely and fully satisfied or fulfilled.

(k)           At the Closing Date and, as to the Option Shares, the applicable Option Closing Date, there shall be furnished to the Underwriter a certificate, dated the date of its delivery, signed by the Selling Shareholders, in form and substance satisfactory to the Underwriter, to the effect that the representations and warranties of the Selling Shareholders contained herein are true and correct in all respects on and as of the date of such certificate as if made on and as of the date of such certificate, and each of the covenants and conditions required herein to be performed or complied with by the Selling Shareholders on or prior to the date of such certificate has been duly, timely and fully performed or complied with.

(l)           On or prior to the Closing Date, the Underwriter shall have received the executed agreements referred to in Section 5(m).

(m)           The Shares shall be qualified for sale in such jurisdictions (if any) as the Underwriter may reasonably request and each such qualification shall be in effect and not subject to any stop order or other proceeding on the Closing Date or the applicable Option Closing Date.

(n)           At the Closing Date, FINRA shall not have raised any objection with respect to the fairness and reasonableness of the underwriting terms and agreements in connection with the offering of the Shares.

(o)           The Company and the Selling Shareholders shall have furnished to the Underwriter such certificates, in addition to those specifically mentioned herein, as the Underwriter may have reasonably requested as to the accuracy and completeness at the Closing Date and the applicable Option Closing Date of any statement in the Registration Statement, the Prospectus or the General Disclosure Package, as to the accuracy at the Closing Date and the applicable Option Closing Date of the representations and warranties of the Company and the Selling Shareholders herein, as to the performance by the Company and the Selling Shareholders of their respective obligations hereunder, or as to the fulfillment of the conditions concurrent and precedent to the obligations hereunder of the Underwriter.

8.           Indemnification.

(a)           The Company will indemnify and hold harmless the Underwriter, the partners, members, directors, officers, employees, agents and affiliates of the Underwriter and each person, if any, who controls the Underwriter within the meaning of Section 15 of the Act or Section 20 of the Exchange Act, from and against any and all losses, claims, liabilities, expenses and damages (including any and all investigative, legal and other expenses reasonably incurred in connection with, and any amount paid in settlement of, any action, suit or proceeding or any claim asserted), to which they, or any of them, may become subject under the Act, the Exchange Act or other federal or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, liabilities, expenses or damages arise out of or are based on any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, any preliminary prospectus, the Base Prospectus, the Pricing Prospectus, the Prospectus or any amendment or supplement thereto or any Issuer Free Writing Prospectus or any “issuer information” filed or required to be filed pursuant to Rule 433(d) of the Rules and Regulations, or the omission or alleged omission to state in such document a material fact required to be stated in it or necessary to make the statements in it not misleading in the light of the circumstances in which they were made, or arise out of or are based in whole or in part on any inaccuracy in the representations and warranties of the Company contained herein or any failure of the Company to perform its obligations hereunder or under law in connection with the transactions contemplated hereby; provided, however, that the Company will not be liable to the extent that such loss, claim, liability, expense or damage arises from the sale of the Shares in the public offering to any person by the Underwriter and is based on an untrue statement or omission or alleged untrue statement or omission made in reliance on and in conformity with information relating to (i) the Underwriter furnished in writing to the Company by the Underwriter expressly for inclusion in the Registration Statement, any preliminary prospectus, the Base Prospectus, the Pricing Prospectus, the Prospectus or any Issuer Free Writing Prospectus; or (ii) any Selling Shareholder Information. The Company acknowledges that the statements set forth in the fifth, eighth and ninth paragraphs under the heading “Underwriting” in the Pricing Prospectus and the Prospectus constitute the only information relating to the Underwriter furnished in writing to the Company by the Underwriter expressly for inclusion in the Registration Statement, any preliminary prospectus, the Base Prospectus, the Pricing Prospectus, the Prospectus or any Issuer Free Writing Prospectus. This indemnity agreement will be in addition to any liability that the Company might otherwise have.

(b)           Each of the Selling Shareholders will severally and not jointly, indemnify and hold harmless the Underwriter, the partners, members, directors, officers, employees, agents and affiliates of the Underwriter and each person, if any, who controls the Underwriter within the meaning of Section 15 of the Act or Section 20 of the Exchange Act, from and against any and all losses, claims, liabilities, expenses and damages (including any and all investigative, legal and other expenses reasonably incurred in connection with, and any amount paid in settlement of, any action, suit or proceeding or any claim asserted), to which they, or any of them, may become subject under the Act, the Exchange Act or other federal or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, liabilities, expenses or damages arise out of or are based (i) on any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, any preliminary prospectus, the Base Prospectus, the Pricing Prospectus, the Prospectus or any amendment or supplement thereto or any Issuer Free Writing Prospectus or any “issuer information” filed or required to be filed pursuant to Rule 433(d) of the Rules and Regulations, or the omission or alleged omission to state in such document a material fact required to be stated in it or necessary to make the statements in it not misleading in the light of the circumstances in which they were made, in each case solely insofar as such losses, claims, liabilities, expenses or damages which arise out of or are based on any untrue statement or omission or alleged untrue statement or omission of a material fact made in reliance upon and in conformity with such Selling Shareholder’s Selling Shareholder Information or (ii) in whole or in part on any inaccuracy in the representations and warranties of the Selling Shareholders contained herein or any failure of the Selling Shareholders to perform their obligations hereunder or under law in connection with the transactions contemplated hereby; provided, however, that the liability under this subsection and under Section 4 hereof shall be limited in each case to any amount equal to the aggregate net proceeds after underwriting commissions and discounts, but before expenses, to such Selling Shareholder from the sale of Shares sold by such Selling Shareholder hereunder. This indemnity agreement will be in addition to any liability that the Selling Shareholders might otherwise have.

(c)           The Underwriter will indemnify and hold harmless the Company, each director of the Company, each officer of the Company who signs the Registration Statement, each person, if any, who controls the Company within the meaning of Section 15 of the Act or Section 20 of the Exchange Act, and each Selling Shareholder to the same extent as the foregoing indemnity from the Company and each Selling Shareholder to the Underwriter, as set forth in Section 8(a) and (b), but only insofar as losses, claims, liabilities, expenses or damages arise out of or are based on any untrue statement or omission or alleged untrue statement or omission made in reliance on and in conformity with information relating to the Underwriter furnished in writing to the Company by the Underwriter, expressly for inclusion in the Registration Statement, any preliminary prospectus, the Base Prospectus, the Pricing Prospectus, the Prospectus or any Issuer Free Writing Prospectus. The Company and the Selling Shareholders acknowledge that the statements set forth in the fifth, eighth and ninth paragraphs under the heading “Underwriting” in the Pricing Prospectus and the Prospectus constitute the only information relating to the Underwriter furnished in writing to the Company by the Underwriter expressly for inclusion in the Registration Statement, any preliminary prospectus, the Base Prospectus, the Pricing Prospectus, the Prospectus or any Issuer Free Writing Prospectus. This indemnity will be in addition to any liability that the Underwriter might otherwise have.

(d)           Any party that proposes to assert the right to be indemnified under this Section 8 shall, promptly after receipt of notice of commencement of any action against such party in respect of which a claim is to be made against an indemnifying party or parties under this Section 8, notify each such indemnifying party in writing of the commencement of such action, enclosing with such notice a copy of all papers served, but the omission so to notify such indemnifying party will not relieve it from any liability that it may have to any indemnified party under the foregoing provisions of this Section 8 unless, and only to the extent that, such omission results in the loss of substantive rights or defenses by the indemnifying party. If any such action is brought against any indemnified party and it notifies the indemnifying party of its commencement, the indemnifying party will be entitled to participate in and, to the extent that it elects by delivering written notice to the indemnified party promptly after receiving notice of the commencement of the action from the indemnified party, jointly with any other indemnifying party similarly notified, to assume the defense of the action, with counsel reasonably satisfactory to the indemnified party. After notice from the indemnifying party to the indemnified party of its election to assume the defense, the indemnifying party will not be liable to the indemnified party for any legal or other expenses except as provided below and except for the reasonable costs of investigation incurred by the indemnified party in connection with the defense. The indemnified party will have the right to employ its own counsel in any such action, but the fees, expenses and other charges of such counsel will be at the expense of such indemnified party unless (i) the employment of counsel by the indemnified party has been authorized in writing by the indemnifying party, (ii) the indemnified party has reasonably concluded (based on advice of counsel) that there may be legal defenses available to it or other indemnified parties that are different from or in addition to those available to the indemnifying party, (iii) a conflict or potential conflict exists (based on advice of counsel to the indemnified party) between the indemnified party and the indemnifying party (in which case the indemnifying party will not have the right to direct the defense of such action on behalf of the indemnified party), or (iv) the indemnifying party has not in fact employed counsel reasonably satisfactory to the indemnified party to assume the defense of such action within a reasonable time after receiving notice of the commencement of the action, in each of which cases the reasonable fees, disbursements and other charges of counsel will be at the expense of the indemnifying party or parties. It is understood that the indemnifying party or parties shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the reasonable fees, disbursements and other charges of more than one separate firm admitted to practice in such jurisdiction at any one time for all such indemnified party or parties. All such fees, disbursements and other charges will be reimbursed by the indemnifying party promptly as they are incurred. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened action in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party unless such settlement (i) includes an unconditional release of such indemnified party from all liability on any claims that are the subject matter of such action and (ii) does not include a statement as to, or an admission of, fault, culpability or a failure to act by or on behalf of an indemnified party. An indemnifying party will not be liable for any settlement of any action or claim effected without its written consent (which consent will not be unreasonably withheld or delayed).

(e)           If the indemnification provided for in this Section 8 is applicable in accordance with its terms but for any reason is held to be unavailable to or insufficient to hold harmless an indemnified party under paragraphs (a), (b) and (c) of this Section 8 in respect of any losses, claims, liabilities, expenses and damages referred to therein, then each applicable indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable (including any investigative, legal and other expenses reasonably incurred in connection with, and any amount paid in settlement of, any action, suit or proceeding or any claim asserted, but after deducting any contribution received by the Company or the Selling Shareholders from persons other than the Underwriter, such as persons who control the Company within the meaning of the Act, officers of the Company who signed the Registration Statement and directors of the Company, who also may be liable for contribution) by such indemnified party as a result of such losses, claims, liabilities, expenses and damages in such proportion as shall be appropriate to reflect the relative benefits received by the Company and the Selling Shareholders, on the one hand, and the Underwriter, on the other hand. The relative benefits received by the Company and the Selling Shareholders, on the one hand, and the Underwriter, on the other hand, shall be deemed to be in the same proportion as the total net proceeds from the offering (before deducting expenses) received by the Company and the Selling Shareholders bear to the total underwriting discounts and commissions received by the Underwriter, in each case as set forth in the table on the cover page of the Prospectus. If, but only if, the allocation provided by the foregoing sentence is not permitted by applicable law, the allocation of contribution shall be made in such proportion as is appropriate to reflect not only the relative benefits referred to in the foregoing sentence but also the relative fault of the Company and the Selling Shareholders, on the one hand, and the Underwriter, on the other hand, with respect to the statements or omissions that resulted in such loss, claim, liability, expense or damage, or action in respect thereof, as well as any other relevant equitable considerations with respect to such offering. Such relative fault shall be determined by reference to whether the untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company, the Selling Shareholders or the Underwriter, the intent of the parties and their relative knowledge, access to information and opportunity to correct or prevent such statement or omission. The Company, the Selling Shareholders and the Underwriter agree that it would not be just and equitable if contributions pursuant to this Section 8(e) were to be determined by pro rata allocation or by any other method of allocation that does not take into account the equitable considerations referred to herein. The amount paid or payable by an indemnified party as a result of the loss claim, liability, expense or damage, or action in respect thereof, referred to above in this Section 8(e) shall be deemed to include, for purposes of this Section 8(e), any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 8(e), (i) the Underwriter shall not be required to contribute any amount in excess of the underwriting discounts and commissions received by it, (ii) no Selling Shareholder shall be required to contribute any amount in excess of such Selling Shareholder’s aggregate net proceeds after deducting underwriter’s commissions and discounts, but before expenses, to such Selling Shareholder from the sale of Shares sold by such Selling Shareholder hereunder and (iii) no person found guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) will be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Underwriter’s and Selling Shareholders' obligations to contribute as provided in this Section 8(e) are several in proportion to their respective underwriting / selling obligations and not joint. For purposes of this Section 8(e), any person who controls a party to this Agreement within the meaning of the Act will have the same rights to contribution as that party, and each officer of the Company who signed the Registration Statement will have the same rights to contribution as the Company, subject in each case to the provisions hereof. Any party entitled to contribution, promptly after receipt of notice of commencement of any action against any such party in respect of which a claim for contribution may be made under this Section 8(e), will notify any such party or parties from whom contribution may be sought, but the omission so to notify will not relieve the party or parties from whom contribution may be sought from any other obligation it or they may have under this Section 8(e). No party will be liable for contribution with respect to any action or claim settled without its written consent (which consent will not be unreasonably withheld).

(f)            The indemnity and contribution agreements contained in this Section 8 and the representations and warranties of the Company and the Selling Shareholders contained in this Agreement shall remain operative and in full force and effect regardless of (i) any investigation made by or on behalf of the Underwriter, (ii) acceptance of any of the Shares and payment therefor, or (iii) any termination of this Agreement.

9.             Reimbursement of Certain Expenses. In addition to its other obligations under Section 8(a) of this Agreement, each of the Company and the Selling Shareholders hereby agrees to reimburse the Underwriter on a quarterly basis for all reasonable legal and other expenses incurred in connection with investigating or defending any claim, action, investigation, inquiry or other proceeding arising out of or based upon, in whole or in part, any statement or omission or alleged statement or omission, or any inaccuracy in the representations and warranties of the Company or the Selling Shareholders, respectively, contained herein or failure of the Company or the Selling Shareholders, respectively, to perform its or their obligations hereunder or under law, all as described in Section 8(a) or 8(b), respectively, notwithstanding the absence of a judicial determination as to the propriety and enforceability of the obligations under this Section 9 and the possibility that such payment might later be held to be improper; provided, however, that, to the extent any such payment is ultimately held to be improper, the persons receiving such payments shall promptly refund them.

10.           Termination. The obligations of the Underwriter under this Agreement may be terminated at any time on or prior to the Closing Date (or, with respect to the Option Shares, on or prior to the applicable Option Closing Date), by notice to the Company and the Selling Shareholders from the Underwriter, without liability on the part of the Underwriter to the Company or any Selling Shareholder if, prior to delivery and payment for the Firm Shares or the Option Shares, in the sole judgment of the Underwriter, (i) trading in any of the equity securities of the Company shall have been suspended or limited by the Commission or by The NASDAQ Stock Market, (ii) trading in securities generally on The NASDAQ Stock Market shall have been suspended or limited or minimum or maximum prices shall have been generally established on such exchange, or additional material governmental restrictions, not in force on the date of this Agreement, shall have been imposed upon trading in securities generally by such exchange, by order of the Commission or any court or other governmental authority, or by The NASDAQ Stock Market, (iii) a general banking moratorium shall have been declared by either federal or New York State authorities or any material disruption of the securities settlement or clearance services in the United States shall have occurred, or (iv) any material adverse change in the financial or securities markets in the United States or in political, financial or economic conditions in the United States or Israel, any outbreak or material escalation of hostilities involving the United States or Israel, a declaration of a national emergency or war by the United States or Israel, or other calamity or crisis, either within or outside the United States or Israel, shall have occurred, the effect of which is such as to make it, in the sole judgment of the Underwriter, impracticable or inadvisable to proceed with completion of the public offering or the delivery of and payment for the Shares.

If this Agreement is terminated pursuant to Section 10 hereof, neither the Company nor any Selling Shareholder shall be under any liability to the Underwriter except as provided in Sections 5(i), 8 and 9 hereof, as applicable; but, if for any other reason the purchase of the Shares by the Underwriter is not consummated or if for any reason the Company shall be unable to perform its obligations hereunder, the Company will reimburse the Underwriter for all out-of-pocket expenses (including the fees, disbursements and other charges of counsel to the Underwriter) incurred by the Underwriter in connection with the offering of the Shares.

If this Agreement is terminated for any reason, the lock-up agreements shall automatically terminate with no further force or effect.

11.           [Reserved.]

12.           No Fiduciary Relationship. Notwithstanding any preexisting relationship, advisory or otherwise, between the parties or any oral representations or assurances previously or subsequently made by the Underwriter, the Company and each Selling Shareholder acknowledges and agrees that (i) the purchase and sale of the Shares pursuant to this Agreement (including the determination of the terms of the offering of the Shares) is an arm’s-length commercial transaction between the Company and the Selling Shareholders, on the one hand, and the Underwriter, on the other hand, (ii) in connection therewith and with the process leading to such transaction, the Underwriter is acting solely as a principal and not the agent or fiduciary of the Company or any Selling Shareholder, (iii) the Underwriter has not assumed an advisory or fiduciary responsibility in favor of the Company or any Selling Shareholder with respect to the offering contemplated hereby or the process leading thereto (irrespective of whether such Underwriter has advised or is currently advising the Company or any such Selling Shareholder on other matters) or any other obligation to the Company or any Selling Shareholder except the obligations expressly set forth in this Agreement, (iv) the Underwriter and its affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Company or any Selling Shareholder and have no obligation to disclose or account to the Company or any Selling Shareholder for any of such differing interests, and (v) the Company and each Selling Shareholder has consulted its own legal, tax, accounting and financial advisors to the extent it deemed appropriate. The Company and each Selling Shareholder hereby agrees that it will not claim that the Underwriter has rendered advisory services of any nature or respect, or owe a fiduciary or similar duty to the Company or any Selling Shareholder, in connection with such transaction or the process leading thereto.

13.           Miscellaneous. Notice given pursuant to any of the provisions of this Agreement shall be in writing and, unless otherwise specified, shall be mailed or delivered (a) if to the Company or the Selling Shareholders, at the office of the Company, 11 Gush Etzion St., Givat Shmuel 54030, Israel, Attention: Chief Executive Officer, with a copy to Meitar Liquornik Geva Leshem Tal, 16 Abba Hillel Road, Ramat Gan 52506, Israel, Attention: Asaf Harel, Adv., or (b) if to the Underwriter, at the offices of Roth Capital Partners, LLC, 888 San Clemente Drive, Newport Beach, CA 92660, Attention: Equity Capital Markets, with a copy to Goodwin Procter LLP, The New York Times Building, 620 Eighth Avenue, New York, New York 10018, Attention: Thomas S. Levato, Esq. Any such notice shall be effective only upon receipt. Any notice under Section 10 or 11 may be made by telecopier or telephone, but if so made shall be subsequently confirmed in writing.

This Agreement has been and is made solely for the benefit of the Underwriter, the Company, the Selling Shareholders and the controlling persons, directors and officers referred to in Section 8, and their respective successors and assigns, and no other person shall acquire or have any right under or by virtue of this Agreement. The term “successors and assigns” as used in this Agreement shall not include a purchaser, as such purchaser, of Shares from the Underwriter.

This Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed entirely within such State.

Each of the Company and the Selling Shareholders irrevocably agrees that any legal suit, action or proceeding arising out of or based upon this Agreement or the transactions contemplated hereby (“Related Proceedings”) may be instituted in the federal courts of the United States of America located in the City of New York or the courts of the State of New York in each case located in the Borough of Manhattan in the City of New York (collectively, the “Specified Courts”), and irrevocably submits to the non-exclusive jurisdiction of such courts in any such suit, action or proceeding. Each of the Company and the Selling Shareholders further agrees that service of any process, summons, notice or document by mail to such party’s address set forth above shall be effective service of process for any lawsuit, action or other proceeding brought in any such court.

Each of the Company and the Selling Shareholders hereby irrevocably designates and appoints Cimatron Technologies Inc. (the “Authorized Agent”), as its authorized agent upon whom process may be served in any such suit or proceeding. Each of the Company and the Selling Shareholders represents that it has notified its Authorized Agent of such designation and appointment and that its Authorized Agent has accepted the same in writing. Each of the Company and the Selling Shareholders hereby irrevocably authorizes and directs its Authorized Agent to accept such service.  Each of the Company and the Selling Shareholders further agrees that service of process upon its Authorized Agent and written notice of said service to the Company and the Selling Shareholders mailed by first class mail or delivered to its Authorized Agent shall be deemed in every respect effective service of process upon the Company and the Selling Shareholders in any such suit or proceeding. Nothing herein shall affect the right of any person to serve process in any other manner permitted by law.

Each of the Company and the Selling Shareholders agrees that a final judgment in any such suit or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other lawful manner.

With respect to any Related Proceeding, each of the Company and the Selling Shareholders irrevocably waives, to the fullest extent permitted by applicable law, all immunity (whether on the basis of sovereignty or otherwise) from jurisdiction, service of process, attachment (both before and after judgment) and execution to which it might otherwise be entitled in the Specified Courts, and with respect to any Related Judgment, each party waives any such immunity in the Specified Courts or any other court of competent jurisdiction, and will not raise or claim or cause to be pleaded any such immunity at or in respect of any such Related Proceeding or Related Judgment, including, without limitation, any immunity pursuant to the United States Foreign Sovereign Immunities Act of 1976, as amended.

This Agreement may be signed in two or more counterparts with the same effect as if the signatures thereto and hereto were upon the same instrument.

In case any provision in this Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Please confirm that the foregoing correctly sets forth the agreement among the Company, the Selling Shareholders and the Underwriter.

Very truly yours, CIMATRON LTD. By: /s/ Ilan Erez Name: Ilan Erez Title: CFO

SELLING SHAREHOLDERS:
(named in Schedule II hereto)

DBSI Investments Ltd.

By: /s/ Nir Cohen
Name: Nir Cohen
Title:   CFO

By: /s/ Yossi Ben-Shalom
Name: Yossi Ben-Shalom
Title:   Director

/s/  William F. Gibbs
William F. Gibbs

Confirmed as of the date first above mentioned:

ROTH CAPITAL PARTNERS, LLC

By: /s/ Aaron M.Gurewitz
Name: Aaron M.Gurewitz
Title:   Head of Equity Capital Market

SCHEDULE I

UNDERWRITER

Underwriter	Number of Firm Shares to be Purchased

Roth Capital Partners, LLC	2,500,000

Total:	2,500,000

SCHEDULE II

SELLING SHAREHOLDERS

Selling Shareholders	Total Number of Firm Shares to be Sold	Total Number of Option Shares to be Sold
DBSI Investments Ltd.	1,845,854	276,878
William F. Gibbs	654,146	98,122
Total:	2,500,000	375,000

SCHEDULE III

Issuer General Use Free Writing Prospectuses:    None.

Permitted Free Writing Prospectuses:    None.

Additional Documents Incorporated by Reference:    None.

Other Information Included in the General Disclosure Package (Pricing Information):

1.	The initial price to the public of the Shares: $5.25
2.	The number of Firm Shares: 2,500,000 Ordinary Shares
3.	The number of Option Shares: 375,000 Ordinary Shares

SCHEDULE IV

PERSONS EXECUTING LOCK-UP AGREEMENTS

DBSI Investments Ltd.
William F. Gibbs
Danny Haran
Ilan Erez
Yossi Ben Shalom
Barak Dotan
Nir Cohen
David Golan
Eti Livni
Rami Entin

Exhibit A

Form of Lock-Up Agreement

March ___, 2013

Roth Capital Partners, LLC
888 San Clemente Drive
Newport Beach, CA 92660

Ladies and Gentlemen:

The undersigned is or may become a holder of securities of Cimatron Ltd., a corporation organized under the laws of the State of Israel (the “Company”), and wishes to facilitate the public offering of ordinary shares (the “Ordinary Shares”) of the Company (the “Offering”) by certain shareholders of the Company. The undersigned recognizes that such Offering may be of benefit to the undersigned.

In consideration of the foregoing and in order to induce you to act as underwriter in connection with the Offering, the undersigned hereby agrees that, during the period commencing as of the date hereof and ending on the date that is 90 days after the date of the final Prospectus relating to the Offering (the “Lock-Up Period”), the undersigned will not, without the prior written approval of the underwriter, directly or indirectly, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of any Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Ordinary Shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Ordinary Shares or such other securities, in cash or otherwise. The foregoing shall not apply to (a) any distribution of Ordinary Shares or any security convertible into Ordinary Shares to limited partners, members or stockholders of the undersigned or to the undersigned’s affiliates or to any investment fund or other entity controlled or managed by the undersigned; provided the recipient thereof agrees in writing to be bound by the terms of this agreement, (b) bona fide gifts or, upon death of the undersigned, by will or intestate succession to the undersigned’s immediate family; provided the recipient thereof agrees in writing to be bound by the terms of this agreement, (c) dispositions to any trust for the direct or indirect benefit of the undersigned and/or the undersigned’s immediate family; provided such trust agrees in writing to be bound by the terms of this agreement, (d) the grant by the Company of any option, restricted stock or other equity award and the distribution by the Company, including receipt thereof by the undersigned, of Ordinary Shares upon the exercise of an option or warrant and/or the withholding of Ordinary Shares by the Company to pay the exercise price of an option or warrant or to pay withholding or similar taxes in respect of an option, restricted stock or other equity award and (e) the sale of Ordinary Shares by a selling shareholder in the Offering.  For purposes of this paragraph, “immediate family” shall mean any relationship by blood, existing or prior marriage or adoption not more remote than first cousin.

If (a) during the last 17 days of the Lock-Up Period the Company issues an earnings release or material news or a material event relating to the Company occurs or (b) prior to the expiration of the Lock-Up Period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the Lock-Up Period, the restrictions imposed by this agreement shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, unless the underwriter waives, in writing, such extension. Notwithstanding the foregoing, if the Company has “actively traded securities” within the meaning of Rule 101(c)(1) of Regulation M of the Exchange Act, and otherwise satisfies the requirements set forth in Rule 139 of the Securities Act of 1933 that would permit the underwriter to publish issuer-specific research reports pursuant to Rule 139, the Lock-Up Period shall not be extended upon the occurrence of (a) or (b) above.

For the avoidance of doubt, no provision in this agreement shall be deemed to restrict or prohibit the exercise by the undersigned of any option or warrant to acquire Ordinary Shares; provided that the undersigned does not transfer the Ordinary Shares acquired on such exercise during the Lock-Up Period, unless otherwise permitted pursuant to the terms of this agreement.

In addition, the undersigned agrees that, without the prior written consent of the underwriter, the undersigned will not, during the Lock-Up Period, make any demand for or exercise any right with respect to, the registration of any Ordinary Shares or any security convertible into or exercisable or exchangeable for Ordinary Shares. The undersigned confirms that he, she or it understands that the underwriter and the Company will rely upon the representations set forth in this agreement in proceeding with the Offering. The undersigned further confirms that the agreements of the undersigned are irrevocable, unless waived as provided herein, and shall be binding upon the undersigned’s heirs, legal representatives, successors and assigns. The undersigned agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent against the transfer of securities held by the undersigned except in compliance with this agreement.

If (i) the Company notifies you in writing that it and the selling shareholders do not intend to proceed with the Offering, (ii) the registration statement filed with the Securities and Exchange Commission with respect to the Offering is withdrawn, (iii) for any reason the underwriting agreement relating to the Offering shall be terminated prior to the “Closing Date” (as defined in the underwriting agreement) or (iv) the Offering shall not have occurred on or before April 30, 2013, this agreement shall be terminated and the undersigned shall be released from his, her or its obligations hereunder.

[Signature Page Follows]

Very truly yours,

______________________________
(Signature)

______________________________
(Printed Name)

______________________________
______________________________
______________________________
______________________________
(Address)